UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                                 ____________

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                             Industrie Natuzzi SPA
                               (Name of Issuer)

                                 Ordinary Shares
                        (Title of Class of Securities)

                                 456478106
                                (CUSIP Number)
 Robert Lynch, Esq.                           with copies to:
 Managing Director                            Donald P. Madden, Esq.
 Deutsche Bank                                White & Case
 North America                                1155 Avenue of the
 Holding Corp.                                Americas
 31 West 52nd Street                          New York, NY 10036
 New York, NY 10019                           212-819-8800
 212-474-8600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                August 1, 1995
         ____________________________________________________________
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

                                 SCHEDULE 13D


  CUSIP No.                         Page 2 of ___ Pages
 [________]


  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Deutsche Bank AG
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A      (a) ( )
     GROUP                                           (b) ( )
  3  SEC USE ONLY
  4  SOURCE OF FUNDS
       OO
  5  CHECK BOX IF DISCLOSURE OF LEGAL
     PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                      ( )
  6  CITIZENSHIP OR PLACE OF ORGANIZATION
       Federal Republic of Germany
 NUMBER OF SHARES    7  SOLE VOTING POWER
 BENEFICIALLY             0
 OWNED               8  SHARED VOTING POWER
 BY EACH REPORTING        4,858,137
 PERSON WITH         9  SOLE DISPOSITIVE POWER
                          0
                    10  SHARED DISPOSITIVE POWER
                          6,376,212

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
       6,376,212
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                     ( )
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       11.21%
 14  TYPE OF REPORTING PERSON
       HC, BK, CO

                                 SCHEDULE 13D


  CUSIP No.                         Page 3 of ___ Pages
 [________]


  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Morgan Grenfell Asset Management Limited
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A      (a) ( )
     GROUP                                           (b) ( )
  3  SEC USE ONLY
  4  SOURCE OF FUNDS
       OO
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)             ( )
  6  CITIZENSHIP OR PLACE OF ORGANIZATION
       [England and Wales]
 NUMBER OF SHARES    7  SOLE VOTING POWER
 BENEFICIALLY             0
 OWNED BY EACH       8  SHARED VOTING POWER
 REPORTING PERSON         4,841,648
 WITH                9  SOLE DISPOSITIVE POWER
                          0
                         SHARED DISPOSITIVE POWER
                    10    6,359,723
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
       6,359,723
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                      ( )
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       11.18%
 14  TYPE OF REPORTING PERSON
       HC, IA

                                 SCHEDULE 13D


  CUSIP No.                         Page 4 of ___ Pages
 [________]


  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Morgan Grenfell Investment Management Limited
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A      (a) ( )
     GROUP                                           (b) ( )
  3  SEC USE ONLY
  4  SOURCE OF FUNDS
       OO
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)             ( )
  6  CITIZENSHIP OR PLACE OF ORGANIZATION
       [England and Wales]
 NUMBER OF SHARES    7  SOLE VOTING POWER
 BENEFICIALLY             0
 OWNED BY EACH       8  SHARED VOTING POWER
 REPORTING PERSON         3,458,900
 WITH                9  SOLE DISPOSITIVE POWER
                          0
                    10  SHARED DISPOSITIVE POWER
                        4,320,975

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
       4,320,975
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                      ( )
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       7.60%
 14  TYPE OF REPORTING PERSON
       IA, CO

ITEM 1.   SECURITY AND ISSUER

          This statement on Schedule 13D relates to the ordinary shares (the "Ordinary Shares") of Industrie Natuzzi SPA ("Natuzzi"), the principal execu-tive offices of which are located at Via Iazzitiello 47, 70029 Santeramo, Italy L6. In some cases, such Ordinary Shares are represented by American Depositary Receipts ("ADRs"), each of which is equivalent to one Ordinary Share. References herein to Ordinary Shares are references also to ADRs unless the context otherwise requires.


ITEM 2.   IDENTITY AND BACKGROUND

          This statement on Schedule 13D is being filed by Deutsche Bank AG ("DBAG"), Morgan Grenfell Asset Management Limited ("MGAM") and Morgan Grenfell Investment Management Limited, ("MGIM" and, together with DBAG and MGAM, the "Reporting Persons").

          The principal business of DBAG is the provision of financial and related services. DBAG is the largest banking institution in the Federal Republic of Germany and is the parent company of a group consisting of banks, capital market and fund management companies, mortgage banks and property finance companies, installment financing and leasing companies, insurance companies, research and consultancy companies and other companies. DBAG is organized under the laws of the Federal Republic of Germany, and the address of its principal place of business is Taunusanlage 12, D-60325, Frankfurt am Main, Federal Republic of Germany.

          MGAM is an indirect wholly-owned subsidiary of DBAG. The principal business of MGAM is as an investment management holding company. MGAM is organized under the laws of England and Wales, and the address of its principal place of business is 20 Finsbury Circus, London EC2M 1NB, England.

          MGIM is a wholly-owned subsidiary of MGAM. The principal business of MGIM is as an investment management company. MGIM is organized under the laws of England and Wales, and the address of its principal place of business is 20 Finsbury Circus, London EC2M 1NB, England.

          The attached Schedule A is a list of the executive officers and directors of the Reporting Persons which contains the following information with respect to each such person: (i) name; (ii) business address; (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) citizenship.

          During the last five years, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the persons named on Schedule A hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          This Schedule 13D does not describe certain intermediate holding companies within the Deutsche Bank group structure. Such holding companies exercise no material influence over the voting or disposition of the securities covered by this Schedule 13D, except to the extent that they may have officers and directors in common with the companies described herein.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          MGIM, Morgan Grenfell Investment Services Limited ("MGIS") and Morgan Grenfell International Funds Management Limited ("MGIFM," and together with MGIM and MGIS, the "MGAM Managers"), are wholly-owned subsidiaries of MGAM. Since trading in the ADRs commenced on May 13, 1993, the MGAM Managers have purchased ADRs in open market transactions at market prices. Between January 1 and September 10 of 1997, market prices for the ADRs have ranged from a high of $29.3125 to a low of $20.00 per ADR.

          The purchases were made by the MGAM Managers for investment fund accounts over which they exercise discretion. Accordingly, the source of funds used to effectuate the purchases was client funds held in such accounts.


ITEM 4.   PURPOSE OF THE TRANSACTION

          The MGAM Managers acquired the Ordinary Shares in the ordinary course of their business as investment management companies.

          None of the Reporting Persons and, to the best knowledge of any of the Reporting Persons, none of the persons set forth on Schedule A, has any current plans or proposals that relate to or would result in (a) the acquisi-tion by any person of additional securities of Natuzzi or the disposition of securities of Natuzzi; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of Natuzzi or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of Natuzzi or any of its subsidiaries; (d) any change in the present board of directors or management of Natuzzi, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of Natuzzi; (f) any other material change in Natuzzi's business or corporate structure; (g) changes in Natuzzi's charter, by-laws or instruments corresponding thereto, or other actions which may impede the acquisition of the control of Natuzzi by any person; (h) any of Natuzzi's securities being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) any of Natuzzi's equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

          Notwithstanding the foregoing, the Reporting Persons, acting directly and, in the case of DBAG and MGAM, indirectly through the MGAM Managers or other direct or indirect wholly-owned subsidiaries, may in the future determine to acquire additional Ordinary Shares or to dispose of Ordinary Shares in the ordinary course of their business as investment management companies.



ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a) (i) DBAG may be deemed the beneficial owner of Ordinary Shares as set forth on the applicable cover page.

          (ii) MGAM may be deemed the beneficial owner of Ordinary Shares as set forth on the applicable cover page.

          (iii) MGIM may be deemed the beneficial owner of Ordinary Shares as set forth on the applicable cover page.

          (iv) None of the persons listed in Schedule A is the beneficial owner of outstanding Ordinary Shares.

          (b) (i) Reference is made to the applicable cover page for each Reporting Person for information concerning the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, sole or shared power to dispose or to direct the disposition.

               (ii) In compliance with Item 5(b), the applicable information required by Item 2 is provided below for each of the MGAM Managers (other than MGIM for which the applicable information required by Item 2 is provided in
Item 2 above) with whom DBAG and MGAM may be deemed to share the power to dispose of or direct the disposition of Ordinary Shares and to vote or direct the vote of Ordinary Shares as set forth on the cover pages applicable to DBAG and MGAM.

          MGIS is a wholly-owned subsidiary of MGAM. The principal business of MGIS is as an investment management company. MGIS is organized under the laws of England and Wales, and the address of its principal place of business is 20 Finsbury Circus, London, EC2M 1NB, England.

          MGIFM is a wholly-owned subsidiary of MGAM. The principal business of MGIFM is as an investment management company. MGIFM is organized under the laws of England and Wales, and the address of its principal place of business is 20 Finsbury Circus, London, EC2M 1NB, England.

          Deutsche Gesellschaft fur Wertpapierspareri mbH ("DWS") is a wholly owned subsidiary of DBAG. The principal business of DWS is as a mutual fund investment company. DWS is organized under the laws of Germany, and its principal place of business is Gruneburgweg 113-115, 60323 Frankfurt am Main, Germany.

          Deutsche Morgan Grenfell (C.I.) Limited ("DMGCI") is a wholly owned subsidiary of DBAG. The principal business of DMGCI is as an investment management company. DMGCI is organized under the laws of the Channel Islands, and the address of its principal place of business is St. Paul's Gate, New Street, St. Helier, Jersey JE4 8ZB, Channel Islands.

          Deutsche Morgan Grenfell Inc. ("DMG") is a wholly owned subsidiary of DBAG. The principal business of DMG is as a registered broker-dealer. DMG is organized under the laws of the State of Deleware in the United States of America, and its principal place of business is 31 West 52nd Street, New York, NY 10019.

          During the last five years, none of MGIS, MGIFM, DWS, DMGCI and DMG has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding violation with respect to such laws.

          (c)  (i)   During the past sixty days, DBAG acquired or disposed of
beneficial ownership of Ordinary Shares as a result of market transactions carried out by the MGAM Managers. Such purchases are set forth in Schedule B attached hereto.

          (ii) During the past sixty days, MGAM acquired or disposed of beneficial ownership of Ordinary Shares as a result of market transactions carried out by the MGAM Managers. Such purchases are set forth in Schedule B attached hereto.

          (iii) During the past sixty days, MGIM acquired or disposed of beneficial ownership of Ordinary Shares as a result of market transactions carried out by MGIM. Such purchases are set forth in Schedule B attached hereto.

          (d)   All dividends received on Ordinary Shares described in this
Schedule 13D and proceeds from the sale thereof are received for the benefit of clients on whose behalf such Ordinary Shares have been acquired.

          (e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          None of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the individuals identified in Schedule A has any contract, arrangement, understanding or relationship with any person with respect to any security of Natuzzi.


ITEM 7.   Material to be filed as Exhibits:

   Exhibit No.                   Description

         1      Consent of Morgan Grenfell Asset Management
                 Limited

         2      Consent of Morgan Grenfell Investment
                Management Limited

                                   SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October __, 1997

                              DEUTSCHE BANK AG


                              By:_______________________
                                 Title:


                              By:_______________________
                                 Title:

                                                                    SCHEDULE A




I.   DBAG

          Each person named below is a director or executive officer of DBAG, whose principal business is described above in Item 2.

                                                                                                       Present Principal
             Name and Citizenship                           Business Address                       Occupation or Employment
 Carl L. von Boehm-Bezing                       Deutsche Bank AG                           Member of the Board of Managing
 German                                         Taunusanlage 12                            Directors, Deutsche Bank AG
                                                60325 Frankfurt
                                                The Federal Republic of Germany
 Dr. Rolf-E. Breuer                             Deutsche Bank AG                           Member of the Board of Managing
 German                                         Taunusanlage 12                            Directors, Deutsche Bank AG
                                                60325 Frankfurt
                                                The Federal Republic of Germany
 Michael Dobson                                 Deutsche Bank AG                           Member of the Board of Managing
 United Kingdom                                 Taunusanlage 12                            Directors, Deutsche Bank AG
                                                60325 Frankfurt
                                                The Federal Republic of Germany
 Dr. Michael Endres                             Deutsche Bank AG                           Member of the Board of Managing
 German                                         Taunusanlage 12                            Directors, Deutsche Bank AG
                                                60325 Frankfurt
                                                The Federal Republic of Germany
 Dr. Tessen von Heydebreck                      Deutsche Bank AG                           Member of the Board of Managing
 German                                         Taunusanlage 12                            Directors, Deutsche Bank AG
                                                60325 Frankfurt
                                                The Federal Republic of Germany
 Dr. Jurgen Krumnow                             Deutsche Bank AG                           Member of the Board of Managing
 German                                         Taunusanlage 12                            Directors, Deutsche Bank AG
                                                60325 Frankfurt
                                                The Federal Republic of Germany
 Georg Krupp                                    Deutsche Bank AG                           Member of the Board of Managing
 German                                         Taunusanlage 12                            Directors, Deutsche Bank AG
                                                60325 Frankfurt
                                                The Federal Republic of Germany
 Dr. Ronaldo H. Schmitz                         Deutsche Bank AG                           Member of the Board of Managing
 German                                         Taunusanlage 12                            Directors, Deutsche Bank AG
                                                60325 Frankfurt
                                                The Federal Republic of Germany
 Dr. Josef Ackermann                            Deutsche Bank AG                           Member of the Board of Managing
 Swiss                                          Taunusanlage 12                            Directors, Deutsche Bank AG
                                                60325 Frankfurt
                                                The Federal Republic of Germany
 Dr. Ulrich Weiss                               Deutsche Bank AG                           Member of the Board of Managing
 German                                         Taunusanlage 12                            Directors, Deutsche Bank AG
                                                60325 Frankfurt
                                                The Federal Republic of Germany


II.  MGAM


          Each person named below is a director or executive officer of MGAM, whose principal business is described above in Item 2.

                                                                                                 Present Principal Occupation or
          Name and Citizenship                             Business Address                                 Employment

 David W. Baldt                          Morgan Grenfell Capital                              Member of the Board of Managing
 American                                Management Incorporated                              Directors, Morgan Grenfell Asset
                                         1435 Walnut Street                                   Management Limited
                                         4th Floor
                                         Philadelphia, PA 19102, USA
 Graham D. Bamping                       Morgan Grenfell Asset                                Member of the Board of Managing
 British                                 Management Limited                                   Directors, Morgan Grenfell Asset
                                         20 Finsbury Circus                                   Management Limited
                                         London, England
                                         EC2M 1NB
 Henry C. Benson                         Morgan Grenfell Asset                                Member of the Board of Managing
 British                                 Management Limited                                   Directors, Morgan Grenfell Asset
                                         20 Finsbury Circus                                   Management Limited
                                         London, England
                                         EC2M 1NB
 Colin M. Brown                          Morgan Grenfell Development                          Member of the Board of Managing
 British                                 Capital Limited                                      Directors, Morgan Grenfell Asset
                                         23 Great Winchester Street                           Management Limited
                                         London, England
                                         EC2P 2AX
 Timothy F. Brown                        Morgan Grenfell Asset                                Member of the Board of Managing
 British                                 Management Limited                                   Directors, Morgan Grenfell Asset
                                         20 Finsbury Circus                                   Management Limited
                                         London, England
                                         EC2M 1NB
 Elizabeth B. Bryan                      Morgan Grenfell Asset                                Member of the Board of Managing
 Australian                              Management Limited                                   Directors, Morgan Grenfell Asset
                                         20 Finsbury Circus                                   Management Limited
                                         London, England
                                         EC2M 1NB
 Michael Bullock                         Morgan Grenfell Asset                                Member of the Board of Managing
 British                                 Management Limited                                   Directors, Morgan Grenfell Asset
                                         20 Finsbury Circus                                   Management Limited
                                         London, England
                                         EC2M 1NB
 Simon J. Cooke                          Morgan Grenfell Asset                                Member of the Board of Managing
 British                                 Management Limited                                   Directors, Morgan Grenfell Asset
                                         20 Finsbury Circus                                   Management Limited
                                         London, England
                                         EC2M 1NB

 Anthony J. Creighton                    Morgan Grenfell Asset                                Member of the Board of Managing
 British                                 Management Limited                                   Directors, Morgan Grenfell Asset
                                         20 Finsbury Circus                                   Management Limited
                                         London, England
                                         EC2M 1NB
 David T. Cumming                        Morgan Grenfell Asset                                Member of the Board of Managing
 British                                 Management Limited                                   Directors,
                                         20 Finsbury Circus                                   Morgan Grenfell Asset
                                         London, England                                      Management Limited
                                         EC2M 1NB

 Richard M. Curling                      Morgan Grenfell Asset                                Member of the Board of Managing
 British                                 Management Limited                                   Directors, Morgan Grenfell Asset
                                         20 Finsbury Circus                                   Management Limited
                                         London, England
                                         EC2M 1NB
 Charles Z. Curtis                       Morgan Grenfell Asset                                Member of the Board of Managing
 British                                 Management Limited                                   Directors, Morgan Grenfell Asset
                                         20 Finsbury Circus                                   Management Limited
                                         London, England
                                         EC2M 1NB
 Roger J. Curtis                         Morgan Grenfell Asset                                Member of the Board of Managing
 British                                 Management Limited                                   Directors, Morgan Grenfell Asset
                                         20 Finsbury Circus                                   Management Limited
                                         London, England
                                         EC2M 1NB
 Susanna F. Davies                       Morgan Grenfell Asset                                Member of the Board of Managing
 British                                 Management Limited                                   Directors, Morgan Grenfell Asset
                                         20 Finsbury Circus                                   Management Limited
                                         London, England
                                         EC2M 1NB
 Michael W.R. Dobson                     Deutsche Morgan Grenfell Group Plc                   Chairman of the Board of Managing
 British                                 23 Great Winchester Street                           Directors, Morgan Grenfell Asset
                                         London, England                                      Management Limited
                                         EC2P 2AX
 Patrick W.W. Disney                     Morgan Grenfell Asset                                Member of the Board of Managing
 British                                 Management Limited                                   Directors, Morgan Grenfell Asset
                                         20 Finsbury Circus                                   Management Limited
                                         London, England
                                         EC2M 1NB

 Ernst L. Drayss                         Deutsche Bank AG                                     Member of the Board of Managing
 German                                  Taunusanlage 12                                      Directors, Deutsche Asset Management
                                         60325 Frankfurt                                      GmbH
                                         The Federal Republic of Germany
 Neil R. Dunford                         Morgan Grenfell Asset                                Member of the Board of Managing
 British                                 Management Limited                                   Directors, Morgan Grenfell Asset
                                         20 Finsbury Circus                                   Management Limited
                                         London, England
                                         EC2M 1NB
 William P. Dwerryhouse                  Morgan Grenfell Asset                                Member of the Board of Managing
 British                                 Management Limited                                   Directors, Morgan Grenfell Asset
                                         20 Finsbury Circus                                   Management Limited
                                         London, England
                                         EC2M 1NB
 James G. Fox                            Morgan Grenfell Asset                                Member of the Board of Managing
 British                                 Management Limited                                   Directors, Morgan Grenfell Asset
                                         20 Finsbury Circus                                   Management Limited
                                         London, England
                                         EC2M 1NB
 Adrian C. Frost                         Morgan Grenfell Asset                                Member of the Board of Managing
 British                                 Management Limited                                   Directors, Morgan Grenfell Asset
                                         20 Finsbury Circus                                   Management Limited
                                         London, England
                                         EC2M 1NB
 James C.W. Goulding                     Morgan Grenfell Investment                           Member of the Board
 British                                 Management (Asia) Ltd                                of Managing
                                         20 Raffles Place                                     Directors, Morgan
                                         #25-08 Ocean Towers                                  Grenfell Asset
                                         Singapore 0104                                       Management Limited
 Martin A. Hall                          Morgan Grenfell Capital                              Member of the Board of Managing
 British                                 Management Incorporated                              Directors, Morgan Grenfell Asset
                                         1435 Walnut Street                                   Management Limited
                                         4th Floor
                                         Philadelphia, PA 19102, USA

 Gerald V. Hough                         Morgan Grenfell Asset                                Member of the Board of Managing
 British                                 Management Limited                                   Directors, Morgan Grenfell Asset
                                         20 Finsbury Circus                                   Management Limited
                                         London, England
                                         EC2M 1NB
 Julian R. Johnston                      Morgan Grenfell Asset                                Member of the Board of Managing
 American/French                         Management Limited                                   Directors, Morgan Grenfell Asset
                                         20 Finsbury Circus                                   Management Limited
                                         London, England
                                         EC2M 1NB
 Ian D. Kelson                           Morgan Grenfell Asset                                Member of the Board of Managing
 British                                 Management Limited                                   Directors, Morgan Grenfell Asset
                                         20 Finsbury Circus                                   Management Limited
                                         London, England
                                         EC2M 1NB
 Peter Lees                              Morgan Grenfell Asset                                Member of the Board
 British                                 Management Limited                                   of Managing
                                         20 Finsbury Circus                                   Directors, Morgan
                                         London, England                                      Grenfell Asset
                                         EC2M 1NB                                             Management Limited
 Jeremy G. Lodwick                       Morgan Grenfell Asset                                Member of the Board of Managing
 British                                 Management Limited                                   Directors, Morgan Grenfell Asset
                                         20 Finsbury Circus                                   Management Limited
                                         London, England
                                         EC2M 1NB
 The Honourable Charles Martyn-          Morgan Grenfell Asset                                Member of the Board
 Hemphill                                Management Limited                                   of Managing Directors, Morgan
 British                                 20 Finsbury Circus                                   Grenfell Asset Management Limited
                                         London, England
                                         EC2M 1NB
 P. McNaughton                           Morgan Grenfell Asset                                Member of the Board
 Irish                                   Management (Ireland)                                 of Managing Directors, Morgan
                                         Limited                                              Grenfell Asset Management Limited
                                         Georges Dock House
                                         International Financial Centre
                                         1 Dublin
                                         Ireland
 William G. Michie                       Morgan Grenfell Asset                                Member of the Board of Managing
 British                                 Management Limited                                   Directors, Morgan Grenfell Asset
                                         20 Finsbury Circus                                   Management Limited
                                         London, England
                                         EC2M 1NB

 Herbert K. Michel                       Deutsche Bank AG                                     Member of the Board of Managing
 German                                  Taunusanlage 12                                      Directors, Deutsche Gesellschaft fur
                                         60323 Frankfurt                                      Fondsverwaltung mbH
                                         The Federal Republic of Germany
 James E. Minnick                        Morgan Grenfell Capital                              Member of the Board of Managing
 American                                Management Incorporated                              Directors, Morgan Grenfell Asset
                                         885 Third Avenue                                     Management Limited
                                         32nd Floor
                                         New York, NY  10022-4802 USA

 Stuart W. Mitchell                      Morgan Grenfell Asset                                Member of the Board of Managing
 British                                 Management Limited                                   Directors, Morgan Grenfell Asset
                                         20 Finsbury Circus                                   Management Limited
                                         London, England
                                         EC2M 1NB
 Roger P. Morris                         Morgan Grenfell Asset                                Member of the Board of Managing
 British                                 Management Limited                                   Directors, Morgan Grenfell Asset
                                         20 Finsbury Circus                                   Management Limited
                                         London, England
                                         EC2M 1NB

 Norman L. Murray                        Morgan Grenfell Asset Management Limited             Member of the Board
 British                                 20 Finsbury Circus                                   of Managing Directors, Morgan
                                         London, England                                      Grenfell Asset Management Limited
                                         EC2M 1NB
 Christopher M. Phillips                 Morgan Grenfell Asset                                Member of the Board of Managing
 British                                 Management Limited                                   Directors,
                                         20 Finsbury Circus                                   Morgan Grenfell Asset Management
                                         London, England                                      Limited
                                         EC2M 1NB
 James A.J. Pulsford                     Deutsche Morgan Grenfell                             Member of the Board of Managing
 British                                 Asset Management (Japan)                             Directors, Morgan Grenfell Asset
                                         Ltd, 19th Floor, Akasaka Park Building, 5-2-20       Management Limited
                                         Akasaka,
                                         Minato-Ku, Tokyo 107
 Diane Seymour-Williams                  Morgan Grenfell Asset Management Limited             Member of the Board of Managing
 British                                 20 Finsbury Circus                                   Directors, Morgan Grenfell Asset
                                         London, England                                      Management Limited
                                         EC2M 1NB
 Robert H. Smith                         Morgan Grenfell Asset                                Member of the Board of Managing
 British                                 Management Limited                                   Directors, Morgan Grenfell Asset
                                         20 Finsbury Circus                                   Management Limited
                                         London, England
                                         EC2M 1NB
 William G.M. Thomas                     Morgan Grenfell Asset                                Member of the Board of Managing
 British                                 Management Limited                                   Directors, Morgan Grenfell Asset
                                         20 Finsbury Circus                                   Management Limited
                                         London, England
                                         EC2M 1NB
 Patrick N.C. Walker                     Morgan Grenfell Asset                                Member of the Board of Managing
 British                                 Management Limited                                   Directors, Morgan Grenfell Asset
                                         20 Finsbury Circus                                   Management Limited
                                         London, England
                                         EC2M 1NB
 Anthony Wilkinson                       Morgan Grenfell Asset                                Member of the Board of Managing
 British                                 Management Limited                                   Directors, Morgan Grenfell Asset
                                         20 Finsbury Circus                                   Management Limited
                                         London, England
                                         EC2M 1NB
 Hitoshi Yamamoto                        Deutsche Morgan Grenfell                             Member of the Board of Managing
 Japanese                                Asset Management (Japan)                             Directors, Morgan Grenfell Asset
                                         Ltd, 19th Floor, Akasaka Park                        Management Limited
                                         Building, 5-2-20 Akasaka,
                                         Minato-Ku, Tokyo 107


III. MGIM


                 Each person named below is a director or executive officer of MGIM, whose principal business is described above in
Item 2.
                                                                                                 Present Principal Occupation or
          Name and Citizenship                             Business Address                                 Employment

 Stephen W. Barrow                       Morgan Grenfell Investment                           Member of the Board of Managing
 British                                 Management Limited                                   Directors, Morgan Grenfell
                                         20 Finsbury Circus                                   Investment Management Limited
                                         London
                                         England EC2M 1NB
 Paul C. Berriman                        Morgan Grenfell Investment Management Limited        Member of the Board of Managing
 British                                 20 Finsbury Circus                                   Directors, Morgan Grenfell
                                         London                                               Investment Management Limited
                                         England
                                         EC2M 1NB
 Mark A. Burgess                         Morgan Grenfell Investment                           Member of the Board of Managing
 British                                 Management Limited                                   Directors, Morgan Grenfell
                                         20 Finsbury Circus                                   Investment Management Limited
                                         London
                                         England
                                         EC2M 1NB
 William J. Chard                        Morgan Grenfell Investment                           Member of the Board of Managing
 British                                 Management Limited                                   Directors, Morgan Grenfell
                                         20 Finsbury Circus                                   Investment Management Limited
                                         London
                                         England
                                         EC2M 1NB
 Shaun A. Coleman                        Morgan Grenfell Investment                           Member of the Board of Managing
 British                                 Management Limited                                   Directors, Morgan Grenfell
                                         20 Finsbury Circus                                   Investment Management Limited
                                         London
                                         England
                                         EC2M 1NB
 Alastair N. Cuming                      Morgan Grenfell Investment                           Member of the Board of Managing
 British                                 Management Limited                                   Directors, Morgan Grenfell
                                         20 Finsbury Circus                                   Investment Management Limited
                                         London
                                         England
                                         EC2M 1NB
 Charles J.C. Ekins                      Morgan Grenfell Investment                           Member of the Board of Managing
 British                                 Management Limited                                   Directors, Morgan Grenfell
                                         20 Finsbury Circus                                   Investment Management Limited
                                         London
                                         England
                                         EC2M 1NB
 Nicholas P. Evans                       Morgan Grenfell Investment                           Member of the Board of Managing
 British                                 Management Limited                                   Directors, Morgan Grenfell
                                         20 Finsbury Circus                                   Investment Management Limited
                                         London
                                         England
                                         EC2M 1NB
 Steven J. Evans                         Morgan Grenfell Investment                           Member of the Board of Managing
 British                                 Management Limited                                   Directors, Morgan Grenfell
                                         20 Finsbury Circus                                   Investment Management Limited
                                         London
                                         England
                                         EC2M 1NB

 Peter N.S. Hanbury                      Morgan Grenfell Investment                           Member of the Board of Managing
 British                                 Management Limited                                   Directors, Morgan Grenfell
                                         20 Finsbury Circus                                   Investment Management Limited
                                         London
                                         England
                                         EC2M 1NB
 Oliver R.C. Larminie                    Morgan Grenfell Investment                           Member of the Board of Managing
 British                                 Management Limited                                   Directors, Morgan Grenfell
                                         20 Finsbury Circus                                   Investment Management Limited
                                         London
                                         England
                                         EC2M 1NB

 Alistair D. Morrison                    Morgan Grenfell Investment                           Member of the Board of Managing
 British                                 Management Limited                                   Directors, Morgan Grenfell
                                         20 Finsbury Circus                                   Investment Management Limited
                                         London
                                         England
                                         EC2M 1NB
 John A. Murphy                          Morgan Grenfell Investment                           Member of the Board of Managing
 British                                 Management Limited                                   Directors, Morgan Grenfell
                                         20 Finsbury Circus                                   Investment Management Limited
                                         London
                                         England
                                         EC2M 1NB
 Simon D. Peck                           Morgan Grenfell Investment                           Member of the Board of Managing
 British                                 Management Limited                                   Directors, Morgan Grenfell
                                         20 Finsbury Circus                                   Investment Management Limited
                                         London
                                         England
                                         EC2M 1NB
 Nigel L. Ridge                          Morgan Grenfell Investment                           Member of the Board of Managing
 British                                 Management Limited                                   Directors, Morgan Grenfell
                                         20 Finsbury Circus                                   Investment Management Limited
                                         London
                                         England
                                         EC2M 1NB
 Jane A. Simmons                         Morgan Grenfell Investment                           Member of the Board of Managing
 British                                 Management Limited                                   Directors, Morgan Grenfell
                                         20 Finsbury Circus                                   Investment Management Limited
                                         London
                                         England
                                         EC2M 1NB
 Karl S. Sternberg                       Morgan Grenfell Investment                           Member of the Board of Managing
 British                                 Management Limited                                   Directors, Morgan Grenfell
                                         20 Finsbury Circus                                   Investment Management Limited
                                         London
                                         England
                                         EC2M 1NB
 Davina Walter                           Morgan Grenfell Asset                                Member of the Board of Managing
 British                                 Management Limited                                   Directors, Morgan Grenfell
                                         20 Finsbury Circus                                   Asset Management Limited
                                         London
                                         England
                                         EC2M 1NB


The following members of the Board of Managing Directors of Morgan Grenfell Investment Management Limited are also members of the Board of Managing Directors of Morgan Grenfell Asset Management Limited and their citizenships, business addresses and present principal occupations or employments are set forth in Part II of this Schedule A.

Neil R. Dunford
Anthony J. Creighton

Richard M. Curling
Charles Z. Curtis
Roger J. Curtis
Susanna F. Davies
William P. Dwerryhouse
Charles J.M. Franklin
Adrian C. Frost
James C.W. Goulding
Gerald V. Hough
Peter R. Lees
The Hon. Charles A. Martyn-Hemphill
William G.G. Michie
Stuart W. Mitchell
Roger P. Morris
Christopher M. Phillips
Anthony Wilkinson
Hitoshi Yamamoto

                                                                    SCHEDULE B


     Following are the transactions in Ordinary Shares effected by MGIM and the other MGAM Managers in the past 60 days.

                        TRANSACTIONS IN INDUSTRIE NATUZZI ADRS 07/23/97 - 09/24/97
 DATE           CUSTOMER                                             PURCHASE/SALE           NO. SHARES    PRICE IN US$
     07/23/97   Morgan Grenfell Investment Management Limited        Purchase                     1,148                   27.39
     07/23/97   Morgan Grenfell Investment Management Limited        Purchase                       287                   27.27
     07/23/97   Morgan Grenfell Investment Management Limited        Purchase                       857                   27.29
     07/23/97   Morgan Grenfell Investment Management Limited        Purchase                     1,924                   27.28
     07/23/97   Morgan Grenfell Investment Management Limited        Purchase                       568                   27.27
     07/23/97   Morgan Grenfell Investment Management Limited        Purchase                       239                   27.27
     07/23/97   Morgan Grenfell Investment Management Limited        Purchase                       692                   27.27
     07/23/97   Morgan Grenfell Investment Management Limited        Purchase                       837                   27.27
     07/23/97   Morgan Grenfell Investment Management Limited        Purchase                       146                   27.27
     07/23/97   Morgan Grenfell Investment Management Limited        Purchase                     5,479                   27.27
     07/23/97   Morgan Grenfell Investment Management Limited        Purchase                       650                   27.27
     07/23/97   Morgan Grenfell Investment Management Limited        Purchase                     1,695                   27.37
     07/23/97   Morgan Grenfell Investment Management Limited        Purchase                       914                   27.29
     07/23/97   Morgan Grenfell Investment Management Limited        Purchase                       190                   27.27
     07/23/97   Morgan Grenfell Investment Management Limited        Purchase                       159                   27.36
     07/23/97   Morgan Grenfell Investment Management Limited        Purchase                       235                   27.27
     07/23/97   Morgan Grenfell Investment Management Limited        Purchase                       689                   27.27
     07/23/97   Morgan Grenfell Investment Management Limited        Purchase                     1,527                   27.38
     07/23/97   Morgan Grenfell Investment Management Limited        Purchase                       795                   27.27
     07/23/97   Morgan Grenfell Investment Management Limited        Purchase                       800                   27.29
     07/24/97   Morgan Grenfell Investment Management Limited        Purchase                        79                   26.73
     07/24/97   Morgan Grenfell Investment Management Limited        Purchase                       192                   26.91
     07/24/97   Morgan Grenfell Investment Management Limited        Purchase                        48                   26.73
     07/24/97   Morgan Grenfell Investment Management Limited        Purchase                       144                   26.83
     07/24/97   Morgan Grenfell Investment Management Limited        Purchase                       322                   26.78
     07/24/97   Morgan Grenfell Investment Management Limited        Purchase                        95                   26.73
     07/24/97   Morgan Grenfell Investment Management Limited        Purchase                        40                   26.73
     07/24/97   Morgan Grenfell Investment Management Limited        Purchase                       116                   26.73
     07/24/97   Morgan Grenfell Investment Management Limited        Purchase                       140                   26.73
     07/24/97   Morgan Grenfell Investment Management Limited        Purchase                        24                   26.73
     07/24/97   Morgan Grenfell Investment Management Limited        Purchase                       918                   26.73
     07/24/97   Morgan Grenfell Investment Management Limited        Purchase                       109                   26.73
     07/24/97   Morgan Grenfell Investment Management Limited        Purchase                       284                   26.83
     07/24/97   Morgan Grenfell Investment Management Limited        Purchase                       153                   26.83
     07/24/97   Morgan Grenfell Investment Management Limited        Purchase                        32                   26.73
     07/24/97   Morgan Grenfell Investment Management Limited        Purchase                        27                   27.29
     07/24/97   Morgan Grenfell Investment Management Limited        Purchase                        39                   26.73
     07/24/97   Morgan Grenfell Investment Management Limited        Purchase                       115                   26.73
     07/24/97   Morgan Grenfell Investment Management Limited        Purchase                       256                   26.89
     07/24/97   Morgan Grenfell Investment Management Limited        Purchase                       133                   26.73
     07/24/97   Morgan Grenfell Investment Management Limited        Purchase                       134                   26.84
     07/24/97   Morgan Grenfell Investment Management Limited        Sale                          (825)                  26.81
     07/25/97   Morgan Grenfell Investment Management Limited        Purchase                       486                   27.52
     07/25/97   Morgan Grenfell Investment Management Limited        Purchase                     1,183                   27.64
     07/25/97   Morgan Grenfell Investment Management Limited        Purchase                       296                   27.52
     07/25/97   Morgan Grenfell Investment Management Limited        Purchase                       887                   27.54
     07/25/97   Morgan Grenfell Investment Management Limited        Purchase                     1,991                   27.53
     07/25/97   Morgan Grenfell Investment Management Limited        Purchase                       588                   27.52
     07/25/97   Morgan Grenfell Investment Management Limited        Purchase                       248                   27.52
     07/25/97   Morgan Grenfell Investment Management Limited        Purchase                       715                   27.52
     07/25/97   Morgan Grenfell Investment Management Limited        Purchase                       867                   27.52
     07/25/97   Morgan Grenfell Investment Management Limited        Purchase                       151                   27.52
     07/25/97   Morgan Grenfell Investment Management Limited        Purchase                     5,668                   27.52
     07/25/97   Morgan Grenfell Investment Management Limited        Purchase                       672                   27.52
     07/25/97   Morgan Grenfell Investment Management Limited        Purchase                     1,754                   27.62
     07/25/97   Morgan Grenfell Investment Management Limited        Purchase                       946                   27.54
     07/25/97   Morgan Grenfell Investment Management Limited        Purchase                       197                   27.52
     07/25/97   Morgan Grenfell Investment Management Limited        Purchase                       165                   27.61
     07/25/97   Morgan Grenfell Investment Management Limited        Purchase                       243                   27.52
     07/25/97   Morgan Grenfell Investment Management Limited        Purchase                       713                   27.52
     07/25/97   Morgan Grenfell Investment Management Limited        Purchase                     1,579                   27.63
     07/25/97   Morgan Grenfell Investment Management Limited        Purchase                       823                   27.52
     07/25/97   Morgan Grenfell Investment Management Limited        Purchase                       828                   27.54
     07/28/97   Morgan Grenfell Investment Management Limited        Purchase                        76                   27.52
     07/28/97   Morgan Grenfell Investment Management Limited        Purchase                       186                   27.70
     07/28/97   Morgan Grenfell Investment Management Limited        Purchase                        47                   27.52
     07/28/97   Morgan Grenfell Investment Management Limited        Purchase                       139                   27.63
     07/28/97   Morgan Grenfell Investment Management Limited        Purchase                       313                   27.57
     07/28/97   Morgan Grenfell Investment Management Limited        Purchase                        92                   27.52
     07/28/97   Morgan Grenfell Investment Management Limited        Purchase                        39                   27.52
     07/28/97   Morgan Grenfell Investment Management Limited        Purchase                       112                   27.52
     07/28/97   Morgan Grenfell Investment Management Limited        Purchase                       136                   27.52
     07/28/97   Morgan Grenfell Investment Management Limited        Purchase                        24                   27.52
     07/28/97   Morgan Grenfell Investment Management Limited        Purchase                       891                   27.52
     07/28/97   Morgan Grenfell Investment Management Limited        Purchase                       106                   27.52
     07/28/97   Morgan Grenfell Investment Management Limited        Purchase                       276                   27.62
     07/28/97   Morgan Grenfell Investment Management Limited        Purchase                       149                   27.62
     07/28/97   Morgan Grenfell Investment Management Limited        Purchase                        31                   27.52
     07/28/97   Morgan Grenfell Investment Management Limited        Purchase                        26                   28.10
     07/28/97   Morgan Grenfell Investment Management Limited        Purchase                        38                   27.52
     07/28/97   Morgan Grenfell Investment Management Limited        Purchase                       112                   27.52
     07/28/97   Morgan Grenfell Investment Management Limited        Purchase                       248                   27.68
     07/28/97   Morgan Grenfell Investment Management Limited        Purchase                       129                   27.52
     07/28/97   Morgan Grenfell Investment Management Limited        Purchase                       130                   27.64
     07/29/97   Morgan Grenfell Investment Management Limited        Purchase                       810                   27.82
     07/29/97   Morgan Grenfell Investment Management Limited        Purchase                       243                   27.47
     07/29/97   Morgan Grenfell Investment Management Limited        Purchase                       593                   27.60
     07/29/97   Morgan Grenfell Investment Management Limited        Purchase                       148                   27.47
     07/29/97   Morgan Grenfell Investment Management Limited        Purchase                       443                   27.50
     07/29/97   Morgan Grenfell Investment Management Limited        Purchase                       995                   27.49
     07/29/97   Morgan Grenfell Investment Management Limited        Purchase                       294                   27.47
     07/29/97   Morgan Grenfell Investment Management Limited        Purchase                       124                   27.47
     07/29/97   Morgan Grenfell Investment Management Limited        Purchase                       358                   27.47
     07/29/97   Morgan Grenfell Investment Management Limited        Purchase                       433                   27.47
     07/29/97   Morgan Grenfell Investment Management Limited        Purchase                        75                   27.47
     07/29/97   Morgan Grenfell Investment Management Limited        Purchase                     2,834                   27.47
     07/29/97   Morgan Grenfell Investment Management Limited        Purchase                       336                   27.47
     07/29/97   Morgan Grenfell Investment Management Limited        Purchase                       877                   27.57
     07/29/97   Morgan Grenfell Investment Management Limited        Purchase                       472                   27.50
     07/29/97   Morgan Grenfell Investment Management Limited        Purchase                        98                   27.47
     07/29/97   Morgan Grenfell Investment Management Limited        Purchase                        83                   27.65
     07/29/97   Morgan Grenfell Investment Management Limited        Purchase                       121                   27.47
     07/29/97   Morgan Grenfell Investment Management Limited        Purchase                       357                   27.47
     07/29/97   Morgan Grenfell Investment Management Limited        Purchase                       790                   27.59
     07/29/97   Morgan Grenfell Investment Management Limited        Purchase                       412                   27.47
     07/29/97   Morgan Grenfell Investment Management Limited        Purchase                       414                   27.51
     07/30/97   Morgan Grenfell Investment Management Limited        Purchase                       143                   27.83
     07/30/97   Morgan Grenfell Investment Management Limited        Purchase                       350                   27.98
     07/30/97   Morgan Grenfell Investment Management Limited        Purchase                        88                   27.83
     07/30/97   Morgan Grenfell Investment Management Limited        Purchase                       262                   27.89
     07/30/97   Morgan Grenfell Investment Management Limited        Purchase                       588                   27.86
     07/30/97   Morgan Grenfell Investment Management Limited        Purchase                       174                   27.83
     07/30/97   Morgan Grenfell Investment Management Limited        Purchase                        73                   27.83
     07/30/97   Morgan Grenfell Investment Management Limited        Purchase                       211                   27.83
     07/30/97   Morgan Grenfell Investment Management Limited        Purchase                       256                   27.83
     07/30/97   Morgan Grenfell Investment Management Limited        Purchase                        44                   27.83
     07/30/97   Morgan Grenfell Investment Management Limited        Purchase                     1,673                   27.83
     07/30/97   Morgan Grenfell Investment Management Limited        Purchase                       198                   27.83
     07/30/97   Morgan Grenfell Investment Management Limited        Purchase                       518                   27.93
     07/30/97   Morgan Grenfell Investment Management Limited        Purchase                       279                   27.88
     07/30/97   Morgan Grenfell Investment Management Limited        Purchase                        58                   27.83
     07/30/97   Morgan Grenfell Investment Management Limited        Purchase                     1,720                   27.80
     07/30/97   Morgan Grenfell Investment Management Limited        Purchase                        48                   28.14
     07/30/97   Morgan Grenfell Investment Management Limited        Purchase                        72                   27.83
     07/30/97   Morgan Grenfell Investment Management Limited        Purchase                       211                   27.83
     07/30/97   Morgan Grenfell Investment Management Limited        Purchase                       466                   27.97
     07/30/97   Morgan Grenfell Investment Management Limited        Purchase                       243                   27.83
     07/30/97   Morgan Grenfell Investment Management Limited        Purchase                       245                   27.89
     07/31/97   Morgan Grenfell Investment Management Limited        Purchase                       256                   28.09
     07/31/97   Morgan Grenfell Investment Management Limited        Purchase                       625                   28.22
     07/31/97   Morgan Grenfell Investment Management Limited        Purchase                       156                   28.09
     07/31/97   Morgan Grenfell Investment Management Limited        Purchase                       468                   28.12
     07/31/97   Morgan Grenfell Investment Management Limited        Purchase                     1,050                   28.10
     07/31/97   Morgan Grenfell Investment Management Limited        Purchase                       310                   28.09
     07/31/97   Morgan Grenfell Investment Management Limited        Purchase                       131                   28.09
     07/31/97   Morgan Grenfell Investment Management Limited        Purchase                       378                   28.09
     07/31/97   Morgan Grenfell Investment Management Limited        Purchase                       457                   28.09
     07/31/97   Morgan Grenfell Investment Management Limited        Purchase                        80                   28.09
     07/31/97   Morgan Grenfell Investment Management Limited        Purchase                     2,990                   28.09
     07/31/97   Morgan Grenfell Investment Management Limited        Purchase                       354                   28.09
     07/31/97   Morgan Grenfell Investment Management Limited        Purchase                       925                   28.20
     07/31/97   Morgan Grenfell Investment Management Limited        Purchase                       499                   28.12
     07/31/97   Morgan Grenfell Investment Management Limited        Purchase                       104                   28.09
     07/31/97   Morgan Grenfell Investment Management Limited        Purchase                        87                   28.26
     07/31/97   Morgan Grenfell Investment Management Limited        Purchase                       128                   28.09
     07/31/97   Morgan Grenfell Investment Management Limited        Purchase                       376                   28.09
     07/31/97   Morgan Grenfell Investment Management Limited        Purchase                       833                   28.21
     07/31/97   Morgan Grenfell Investment Management Limited        Purchase                       434                   28.09
     07/31/97   Morgan Grenfell Investment Management Limited        Purchase                       437                   28.12
     08/05/97   Morgan Grenfell Investment Management Limited        Purchase                       660                   27.94
     08/05/97   Morgan Grenfell Investment Management Limited        Purchase                       660                   27.52
     08/05/97   Morgan Grenfell Investment Management Limited        A                             (660)                  27.94
     08/07/97   Morgan Grenfell Investment Management Limited        Sale                        (1,300)                  27.32
     08/07/97   Morgan Grenfell Investment Services Limited          Purchase                     1,300                   27.32
     08/07/97   Morgan Grenfell Investment Services Limited          Sale                        (1,300)                  27.32
     08/07/97   Morgan Grenfell Investment Services Limited          Purchase                     5,100                   27.44
     08/08/97   Morgan Grenfell Investment Management Limited        Purchase                     1,190                   27.32
     08/11/97   Morgan Grenfell Investment Services Limited          Purchase                       800                   27.47
     08/12/97   Morgan Grenfell Investment Services Limited          Sale                        (5,221)                  28.08
     08/12/97   Morgan Grenfell Investment Management Limited        Purchase                     3,800                   28.07
     08/13/97   Morgan Grenfell Investment Services Limited          Purchase                     4,500                   28.26
     08/14/97   Morgan Grenfell Investment Services Limited          Purchase                    21,000                   27.82
     08/14/97   Morgan Grenfell Investment Management Limited        Purchase                     3,830                   27.82
     08/14/97   Morgan Grenfell Investment Management Limited        Purchase                     3,700                   27.82
     08/15/97   Morgan Grenfell Investment Services Limited          Purchase                       741                   26.87
     08/15/97   Morgan Grenfell Investment Management Limited        Sale                        (1,107)                  26.69
     08/22/97   Morgan Grenfell Investment Management Limited        Sale                        (4,000)                  27.31
     08/28/97   Morgan Grenfell Investment Services Limited          Sale                        (6,000)                  26.81
     08/29/97   Morgan Grenfell Investment Services Limited          Purchase                     1,141                   27.64
     09/01/97   Morgan Grenfell Investment Management Limited        Movement                    (7,542)
     09/02/97   Morgan Grenfell Investment Management Limited        Sale                        (5,000)                  27.25
     09/03/97   Morgan Grenfell Investment Services Limited          Sale                       (10,200)                  27.27
     09/04/97   Morgan Grenfell Investment Services Limited          Sale                       (17,000)                  27.72
     09/05/97   Morgan Grenfell Investment Services Limited          Sale                          (100)                  27.94
     09/05/97   Morgan Grenfell Investment Management Limited        Sale                        (1,300)                  27.94
     09/05/97   Morgan Grenfell Investment Management Limited        Sale                        (3,600)                  27.94
     09/09/97   Morgan Grenfell Investment Management Limited        Sale                          (169)                  23.54
     09/09/97   Morgan Grenfell Investment Management Limited        Sale                        (1,120)                  23.54
     09/09/97   Morgan Grenfell Investment Management Limited        Sale                       (80,000)                  23.95
     09/09/97   Morgan Grenfell Investment Services Limited          Sale                        (2,870)                  23.54
     09/11/97   Morgan Grenfell Investment Management Limited        Sale                        (1,700)                  23.75
     09/15/97   Morgan Grenfell Investment Services Limited          Sale                        (2,300)                  24.49
     09/15/97   Morgan Grenfell Investment Services Limited          Sale                       (17,700)                  24.49
     09/17/97   Morgan Grenfell Investment Services Limited          Sale                        (1,400)                  23.94
     09/17/97   Morgan Grenfell Investment Services Limited          Sale                       (11,000)                  23.94
     09/18/97   Morgan Grenfell Investment Services Limited          Sale                        (1,144)                  24.19
     09/18/97   Morgan Grenfell Investment Services Limited          Sale                        (8,700)                  24.19
     07/23/97   Morgan Grenfell Investment Management Limited        Purchase                       469                   27.27

                                 EXHIBIT INDEX



Exhibit No.         Description

    1     Consent of Morgan Grenfell Asset Management
          Limited

    2     Consent of Morgan Grenfell Investment Management Limited